Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (847) 627-7001

Richard W. Gochnauer, Chief Executive Officer
United Stationers, Inc.
One Parkway North Boulevard, Suite 100
Deerfield, IL 60015

>   **Re: United Stationers, Inc.**
>   **Definitive 14A**
>   **Filed April 4, 2007**
>   **File No. 000-10653**

Dear Mr. Gochnauer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

General

1. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that you base compensation decisions on business strategy and individual and business performance. It is unclear how the Committee considered each of these factors in approving particular pieces of each named executive officers' compensation package or why the Committee believes that the amounts paid are appropriate in light of the various items it considered. Please discuss in complete detail the analyses the Committee undertook in authorizing each specific award it made in 2006.

2. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii) and (viii)-(x).

3. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. Gochnauer's salary, the amounts awarded to him under the Management Incentive Plan, and the option award made on September 1, 2006 as compared to the other named executive officers. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Objectives and Design of Our Compensation Program, page 9

4. Please expand the disclosure pertaining to the relationships between management, the Committee, Hewitt Associates, and Frederic W. Cook to provide a materially complete description of each consultant's role with the company. This includes a complete description of the nature and scope of the assignments of each consultant and how their roles differ depending on whether they were engaged by management or the Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K. If the consultant makes specific compensation recommendations, please describe this in appropriately complete detail.

5. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

6. On page 10, define your use of the term "regression analysis" and clarify how this process is used to determine compensation.

Management Incentive Plan, page 11

7. Please disclose the financial performance-related factors for the 2006 incentive programs and those financial performance goals that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Summary Compensation Table, page 16

8. The basis for the inclusion of cash car allowances and the "additional cash amounts" (as set forth in footnote (6)) paid to Mr. Gochnauer and Ms. Dvorak in column (c) is not clear. Also unclear is the basis for including in column (d) the one time payment to those named executive officers who had previously received

reimbursement for country club dues and monies relating to life insurance policies.

Grants of Plan-Based Awards During 2006, page 18

9. It is not clear why you have not completed column (d) of this table in light of the disclosure in the second bullet point under the "Management Incentive Plan" subsection on page 11, which indicates that there is a minimum amount payable upon attainment of a certain level of performance under the plan.

Outstanding Equity Awards at December 31, 2006, page 19

10. Footnote 1 to this table sets forth the vesting schedule of the option awards but without disclosing their grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.

Employment Contract and Employment Termination and Change of Control Arrangements, page 21

11. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

12. The descriptions of the employment agreements are dense and comprise a disproportionate amount of disclosure when compared to the rest of the information you provided under Item 402 of Regulation S-K. In addition, you rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please distill this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Certain Relationships and Related Transactions, page 41

13. Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a

discussion of the standards to be applied pursuant to such policies and procedures and a statement of whether the policies and procedures are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) and Section V.B. of Commission Release 33-8732A.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor